Exhibit 99.49

news release

6 Adelaide Street East, Suite 500	Shares Outstanding: 100,788,430
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT, BLE.WT.A
Frankfurt: A6R
January 16, 2007
BLUE PEARL MINING ANNOUNCES
OUTLOOK AND INITIATIVES
Blue Pearl Mining Ltd. announces that it has embarked on a long-term strategy at its existing operations to maximize mine life and profitability. During 2007, the Company intends to undertake several initiatives, including the following:
•	Re-evaluate the mineral reserves and mineral resources at the Thompson Creek and Endako mines based on a long-term US$10 per pound molybdenum price and revise mine plans based on the new mineral reserve/resource estimates.

•	Initiate a scoping study at the Endako Mine on the potential for a “superpit”, by extending the three existing pits to create a very large unified pit, with the commensurate expansion of mill capacity.

•	Complete the final feasibility study at the Davidson Deposit and make a production decision.
Blue Pearl became an integrated North American molybdenum producer following its acquisition of Thompson Creek Metals Company (TCMC) on October 26, 2006. The acquisition included the Thompson Creek Mine in Idaho, a 75% interest in the Endako Mine in British Columbia, and the Langeloth Metallurgical Complex in Pennsylvania. (See news release dated Sept. 5, 2006 for further details regarding the acquisition.) Blue Pearl is also earning a 100% interest in the Davidson Deposit, an underground molybdenum deposit near Smithers, British Columbia, currently in the feasibility and permitting stage.
The Company expects to produce approximately 21 million pounds of molybdenum during 2007, an increase from earlier estimates of 20 million pounds. In 2008, molybdenum production is anticipated to return to a more historical level of 27 million pounds, rising to 29 million pounds in 2009. (Only production from Thompson Creek and Endako are included in this estimate.) From the acquisition of TCMC on October 26,

2006 up to December 31, 2006, the two mines produced 3.6 million pounds of molybdenum. Cash flow from this production allowed Blue Pearl to fully pay $62 million due to the TCMC vendors relating to Accounts Receivable as provided for in the TCMC acquisition agreement (all dollar amounts stated in U.S. currency). During 2006, molybdenum traded in a range from $20-$28 per pound, and recently traded at $25 per pound.
“A lot of people seem to have thought that with the purchase of Thompson Creek in 2006 Blue Pearl was in a position to rest on its laurels,” said Ian McDonald, Executive Chairman of Blue Pearl. “In fact, the purchase was just the beginning of our long-term strategy to grow this company into a world class molybdenum mining organization.”
Thompson Creek Mine
The Thompson Creek operation, in production since 1983, is expected to produce 12.8 million pounds of molybdenum during 2007, at an estimated cost of $8.50 per pound. This is an increase of 2.4 million pounds over the original plan due to an increase in mill throughput. The 28,500-tonne-per-day processing facility at the Thompson Creek Mine had been operating on a 7-day-on, 7-day-off rotation. Early in 2007, Blue Pearl converted the operation to a 10-day-on, 4-day-off rotation, which is expected to be increased to a continuous production schedule by April of this year.
Production, as previously reported, will be lower in 2007 compared with 2006 because of lower grade ore as the operation transitions to the next mining phase and as the accelerated stripping required to expose the next phase of the orebody is carried out. In addition, a low grade stockpile will be used as mill feed for part of the year in order to operate the mill on a full time basis and increase the production of molybdenum. The increased output from the milling of lower grade feed is anticipated to increase unit costs, but also increase cash flow. Production in 2008 is expected to return to a more normal level of 17 million pounds of molybdenum resulting in lower unit costs.
Blue Pearl has engaged John T. Boyd Company to provide a redesign of the open pit mine based on a projected long-term molybdenum price of $10 per pound, up from the $5 per pound used to plan the current mine configuration. The redesign is expected to result in a significant portion of the known measured and indicated mineral resources being reclassified as proven and probable mineral reserves, and the mine life being significantly increased from the current 10-year estimate.
Endako Mine
Blue Pearl expects its 75%-owned Endako operation to produce 11.3 million pounds (8.5 million pounds to Blue Pearl’s account), at a cost of $6.65 per pound in 2007.
Blue Pearl has engaged Wardrop Engineering to provide a re-design of the open pit mine based on a projected long-term price of $10 per pound, up from the $3.50 per pound used to plan the current mine configuration. Wardrop will also investigate, at a scoping level, the feasibility of constructing a super-pit, unifying the three existing pits into a massive single pit, and increasing mine production to 50,000 tonnes per day from the current 30,000 tonnes per day. This study is expected to be completed in mid-2007.
Davidson Deposit
A feasibility study on the Davidson Deposit near Smithers, B.C. is currently being conducted by Hatch Ltd. and is expected to be completed during the second quarter of 2007. The study is examining the feasibility of mining 2,000 tonnes of high grade ore per day from the deposit and shipping it to the Endako facility for processing, beginning in 2008. The mineral reserve estimate for this plan is expected in the first quarter of 2007.
Following the TCMC acquisition, 6,475,000 incentive stock options were granted to a total of 110 members of the management team and senior operations personnel in the fourth quarter 2006 at prices ranging from CDN$7.42 to CDN$8.29. In accordance with GAAP, the stock-based compensation expense will be reflected in the annual financial results.
About Blue Pearl Mining Ltd.
Blue Pearl is an integrated North American producer of primary molybdenum with operations in Challis, Idaho; Langeloth, Pennsylvania; Fraser Lake, British Columbia and, as noted, it is currently in the process of developing the Davidson Deposit. Sales and marketing is located in Denver, Colorado; finance and administration in Vancouver, B.C. and head office in Toronto, Ontario.

Ian McDonald, Executive Chairman	Olav Svela, VP, Investor Relations
Blue Pearl Mining Ltd.	Tel: 416-860-1438
Tel: 416-860-1438	Toll free: 1-800-827-0992
info@bluepearl.ca	osvela@bluepearl.ca

Kevin Loughrey, President and CEO	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
303-761-8801	Tel.: 514-939-3989
kevinl@tcrk.com	clalli@renmarkfinancial.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, costs and timing of the development of new deposits. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the impact that the significant indebtedness resulting from the TCMC acquisition will have on Blue Pearl’s ability to operate its business; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.